April 11, 2013

VIA EDGAR

Ms. Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	St. Jude Medical, Inc. Form 10-K for the fiscal year ended December 29, 2012, Filed February 26, 2013 Form 8-K, Filed October 24, 2012 File No. 1-12441

Dear Ms. Ravitz:

On behalf of St. Jude Medical, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated March 29, 2013 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

Form 10-K for the fiscal year ended December 29, 2012

1.                   Comment:

We note from an article entitled “Report Raises Concerns Over Heart Device Maker” in The New York Times dated November 21, 2012, that the FDA has recommended that all patients with a “Riata” lead undergo imaging tests to see if it has begun to fail and that your “Durata” lead is facing questions as to whether that lead would experience the same types of issues as the Riata. If true, please tell us what consideration you gave towards including disclosure in your filing and what considerations you will give in your future filings regarding these developments under your “Business,” “Risk Factors” and “Management’s Discussion and Analysis” sections, including in your MD&A section, any known trends in accordance with Item 303(a)(3)(ii) of Regulation S-K.

Response:

We have been continually evaluating our disclosures to investors in light of both legitimate and conjectural concerns around our Riata® and Durata® leads and have concluded, primarily on the basis of the discussion set forth below, that no additional securities law disclosures are required or otherwise need to be made in respect of our most recently filed Form 10-K in order to make such disclosures complete. We will continue to monitor our securities law disclosure obligations, including but not limited to, disclosure of any known trends in accordance with Item 303(a)(3)(ii) of Regulation S-K, to ensure our compliance therewith.

Securities and Exchange Commission

April 11, 2013

We have been the subject of news articles and other media and industry attention concerning our Riata silicone and Durata high voltage leads, including the referenced New York Times article. While some of those articles were accurate in their depiction of the FDA’s recommendations for patients with Riata silicone leads, the Company takes exception to the suggestion or inference that our Durata lead suffers from similar issues to our Riata silicone leads. The overall accumulation of data supports the continued safety and reliability of our Durata leads. The Company has the largest post-market lead registries in the industry, which have been independently analyzed by Population Health Research Institute (“PHRI”), a third-party research institution. PHRI’s independent analysis of Optim®-insulated defibrillation lead data, published in our November 2012 Product Performance Report, along with independent data from other single site studies, continue to support the safety and reliability of our Durata leads. Please refer to our website “fluentinfact.com”, which we have designated as the exclusive website for clinicians to obtain information concerning the performance of our Durata leads. The Company does not believe there is a clinical or field performance issue with our Durata leads and, accordingly, we do not believe there is the need for any additional disclosures regarding Durata leads in our most recently-filed Form 10-K.

As to the specific issue of our Riata silicone leads, the Company voluntarily and proactively stopped selling these leads in December 2010 and has been actively communicating with patients and physicians regarding the recommended course of action for patients with such leads. To help ensure physicians have the latest information on Riata silicone leads, the Company established a dedicated website, “riatacommunications.com”. The activities related to our Riata silicone leads have not had and are not expected to have a material impact on our results of operations or financial condition. We reviewed the possible loss contingencies relating to our previously-sold Riata silicone leads in light of the disclosure requirements under ASC 450-20 and concluded that we did not believe there was the need for any additional disclosures regarding Riata silicone leads in our most recently-filed Form 10-K. If in the future we are the subject of lawsuits or product liability claims relating to our previously-sold Riata silicone leads that we determine could have a material impact on our results of operations or financial condition, we will include such disclosure in our public filings.

2.                   Comment:

We note that your principal executive officer and principal financial and accounting officer signed under the registrant’s signature block. In your future filings, please ensure that each of your principal executive officer and principal financial officer and accounting officer have signed on behalf of the registrant, in other words, below the paragraph following the registrant’s signature block, per General Instruction D to Form 10-K.

Response:

In future filings, we will ensure that the signatures comply with General Instruction D to Form 10-K.

Securities and Exchange Commission

April 11, 2013

Form 8-K Filed October 24, 2012

3.                   Comment:

Please note that it is not appropriate to redact information from your filings unless you have filed a confidential treatment request with us. It does not appear from our records that you have submitted a confidential treatment request for the redactions made from exhibit 99.1. Please advise.

Response:

The Company did not seek confidential treatment of the redactions made to exhibit 99.1 because the Form 8-K filed on October 24, 2012 was a voluntary disclosure (i.e., not one required by the Form 8-K rules). The redactions that were made to the exhibit did not trigger a request for confidential treatment given the voluntary nature of the filing and, in any event, were not material to the disclosure being provided. As additional background, we wish to advise the staff that the redactions were made prior to when the FDA released its own redacted version of the Form 483 letter, and our filing was based on a good faith determination of what we believed to be appropriate and consistent with FDA disclosures under the Freedom of Information Act. In any future filings where we redact any information relating to a required public disclosure, we will ensure that we make the appropriate request for confidential treatment of such information.

4.                   Comment:

In the confidential treatment application that you submit for exhibit 99.1, please be advised that confidential treatment cannot be granted for information that has been publicly disclosed. In this regard, we note that some of the information that you redacted from exhibit 99.1 was not redacted in the document that the Food and Drug Administration publicly released about your facility in Sylmar, California.

Response:

In future filings, the Company will not seek confidential treatment for any information in its public filings that has been publicly disclosed.

*      *      *

Securities and Exchange Commission

April 11, 2013

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 756-2070.

Very Truly Yours,

/s/ Jason Zellers

Jason Zellers
Vice President and General Counsel